Exhibit 10.13

SCRIPPS NETWORKS INTERACTIVE, INC.

EXECUTIVE SEVERANCE PLAN

1. Establishment; Purpose.

(a) Establishment. Scripps Networks Interactive, Inc. (the “Company”) hereby establishes the Scripps Networks Interactive, Inc. Executive Severance Plan (the “Plan”), as set forth in this document.

(b) Purpose. The Plan is designed to provide financial protection in the event of unexpected job loss to certain employees of the Company and its Affiliates who are expected to make substantial contributions to the success of the Company and thereby provide for stability and continuity of management.

2. Definitions. For purposes of the Plan, the following terms have the meanings set forth below:

“Accrued Benefits” has the meaning given that term in Section 4(a) hereof.

“Affiliate” means any company or other entity controlled by, controlling or under common control with the Company.

“Base Salary” means the Participant’s annual rate of base salary in effect as of the Date of Termination, but, solely with respect to a Group I Participant, prior to any reduction to Base Salary that would qualify as a Good Reason termination event.

“Benefit Continuation Period” has the meaning given that term in Section 4(d) hereof.

“Cause” shall mean exclusively: (i) embezzlement, fraud or other conduct that would constitute a felony (other than traffic-related citations); (ii) willful unauthorized disclosure of Confidential Information; (iii) material breach by a Participant of the terms of this Plan or the Participant’s Employment Agreement; (iv) gross misconduct or gross neglect in the performance of a Participant’s duties of employment; (v) willful failure to cooperate with a bona fide internal investigation or investigation by regulatory or law enforcement authorities, after being instructed by the Company or an Affiliate to cooperate, or the willful destruction or failure to preserve documents or other material reasonably known to be relevant to such an investigation, or the willful inducement of others to fail to cooperate or to destroy or fail to produce documents or other material; or (vi) willful and material violation of the Company’s or an Affiliate’s written conduct policies, including but not limited to the Company’s Employment Handbook and Ethics Code. The Company or Affiliate will give a Participant written notice prior to terminating the Participant’s employment pursuant to (iii), (iv), (v), or (vi) of the immediately preceding sentence, setting forth the nature of any alleged failure, breach or refusal in reasonable detail and the conduct required to cure. Except for a failure, breach or refusal which, by its nature, cannot reasonably be expected to be cured, the Participant shall have 20 business days from the giving of such notice within which to cure any such failure, breach or refusal; provided, however, that, if the Company or Affiliate reasonably expects irreparable injury from a delay of 20 business days, the Company or Affiliate may give the Participant notice of such shorter period within which to cure as is reasonable under the circumstances.

“Change in Control Plan” means the Scripps Networks Interactive, Inc. Executive Change in Control Plan, as the same may be amended from time to time, and any successor plan thereto.

“Code” means the Internal Revenue Code of 1986, as amended.

“Committee” means the Company’s Employee Benefits Committee, or its delegate.

“Company” means Scripps Networks Interactive, Inc. and any successor to its business or assets, by operation of law or otherwise.

“Compensation Committee” means the Compensation Committee of the Board of Directors of the Company, or its delegate.

“Confidential Information” shall have the meaning given that term in Section 7(a) hereof.

“Date of Termination” means (i) if a Group I Participant voluntarily resigns for Good Reason, or if a Participant’s employment is terminated by the Company with or without Cause, the date specified in the Notice of Termination; (ii) if a Group I Participant voluntarily resigns without Good Reason or a Group II Participant voluntarily resigns for any reason, the date specified in the Notice of Termination, provided that on such a voluntary resignation, the Company may, in its sole discretion, make such termination effective on any date it elects in writing, between the date of the notice and the proposed date of termination specified in the notice; (iii) if the Participant’s employment is terminated by reason of death, the date of death of the Participant; or (iv) if the Participant’s employment is terminated by the Company due to Disability, 30 calendar days after Notice of Termination is given (provided that the Participant shall not have returned to the full-time performance of the Participant’s duties during such 30 calendar day period).

“Disability” shall be defined by reference to the Company’s employee long-term disability plan covering the Participant.

“Effective Date” means January 1, 2011.

“Eligible Employee” means an individual who is described as such in Section 3(a) hereof.

“Employment Agreement” means, with respect to any Participant, an employment agreement between the Participant and the Company or its Affiliates, as amended from time to time.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Financial Planning Stipend” means, with respect to a Participant, the applicable financial planning stipend set forth in Exhibit A hereto.

“Good Reason” means without the Participant’s consent (other than in connection with the termination or suspension of the Participant’s employment or duties for Cause or in connection with the Participant’s Disability) exclusively: (i) a material diminution in the Participant’s base salary or target annual incentive opportunity; (ii) a material diminution in the Participant’s authority, duties, or responsibilities; (iii) a material diminution in the authority, duties, or responsibilities of the supervisor to whom the Participant is required to report; (iv) a requirement that the Participant report to someone else other than the Participant’s supervisor or similar positions then in effect that results in a material diminution in the Participant’s reporting structure; (v) a material diminution in the budget over which the Participant retains authority (except for good faith budget adjustments necessitated by the legitimate business needs of the Company); (vi) a material change in geographic location at which the Participant must perform services from the Company’s offices at which the Participant was principally employed; or (vii) any other action or inaction that constitutes a material breach by the Company of the terms of the Participant’s Employment Agreement; provided, however, that no such event described above shall constitute Good Reason unless: (1) the Participant gives Notice of Termination to the Company specifying the condition or event relied upon for such termination within 90 calendar days after the initial existence of such event; and (2) the Company fails to cure the condition or event constituting Good Reason within 30 calendar days after receipt of the Participant’s Notice of Termination.

“Group I Participant” means a Participant whose Employment Agreement, as in effect immediately prior to the Participant’s termination of employment with the Company and its Affiliates, provides for payment of severance in connection with a termination of employment by the Participant for “good reason”, as defined in the Employment Agreement.

“Group II Participant” means a Participant who is not a Group I Participant.

“Notice of Termination” means a written notice in accordance with Section 16 of the Plan which (i) indicates the specific termination provision in this Plan relied upon; (ii) to the extent applicable, sets forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of the Participant’s employment under the provision so indicated; and (iii) if the Date of Termination is other than the date of receipt of such notice, specifies the termination date (which date shall be not more than 90 calendar days, and not fewer than 30 calendar days, after the giving of such notice). The failure by the Participant or the Company to set forth in the Notice of Termination any fact or circumstance which contributes to a showing of Good Reason or Cause shall not waive any right of the Participant or the Company, respectively, hereunder or preclude the Participant or the Company, respectively, from asserting such fact or circumstance in enforcing the Participant’s or the Company’s rights hereunder.

“Participant” means an Eligible Employee who meets the eligibility requirements and other conditions of Section 3 hereof, until such time as the Eligible Employee’s participation ceases in accordance with Section 3(c) hereof.

“Pro-Rated Annual Incentive” means the product of (i) the annual incentive that would have been payable under the annual incentive plan covering the Participant for the fiscal year during which the Date of Termination occurs if the Participant had remained employed for the entire year (and any additional period of time necessary to be eligible to receive such annual incentive for such fiscal year), based on actual performance during the entire fiscal year and without regard to any discretionary adjustments that have the effect of reducing the amount of the annual incentive (other than discretionary adjustments applicable to all similarly-situated executives who did not terminate employment), and (ii) a fraction, the numerator of which is the number of calendar days in the Company’s fiscal year through (and including) the Participant’s Date of Termination, and the denominator of which is 365.

“Qualified Termination” means any termination of a Participant’s employment (i) by the Company or its Affiliates without Cause, or by reason of the Participant’s death or Disability, or (ii) solely with respect to a Group I Participant, by the Participant for Good Reason.

“Release” means the Release in the form attached as Exhibit B to this Plan (with such changes as the Company may determine to be required or reasonably advisable in order to make the release enforceable and otherwise compliant with applicable law).

“Release Deadline” means the 52nd calendar day after the Participant’s Date of Termination.

“Restriction Period” means, with respect to any Participant, the period commencing on the Participant’s Date of Termination of employment for any reason and ending on the first anniversary thereof.

“Section 409A” means Section 409A of the Code and any proposed, temporary or final regulations, or any other guidance, promulgated with respect to such Section 409A by the U.S. Department of Treasury or the Internal Revenue Service.

“Severance Multiple” means, with respect to a Participant, the applicable severance multiple set forth in Exhibit A hereto.

“Target Annual Commission” means, with respect to any Participant, the Participant’s target annual commission opportunity under the annual commission plan applicable to the Participant for the fiscal year which includes the Date of Termination, or, if no target has been set with respect to the Participant for such fiscal year, the target annual commission opportunity for the immediately preceding fiscal year; provided that, solely with respect to a Group I Participant, the Participant’s Target Annual Commission shall be determined prior to any reduction in the Participant’s target annual commission opportunity that would qualify as a Good Reason termination event. For the avoidance of doubt, Target Annual Commission does not include bonuses, including, but not limited to, any MBO or stretch bonus opportunity provided to a Participant.

“Target Annual Incentive” means, with respect to any Participant, the Participant’s target annual incentive opportunity under the annual incentive plan applicable to the Participant for the fiscal year which includes the Date of Termination, or, if no target has been set with respect to the Participant for such fiscal year, the target annual incentive opportunity for the immediately preceding fiscal year; provided that, solely with respect to a Group I Participant, the Participant’s Target Annual Incentive shall be determined prior to any reduction in the Participant’s target annual incentive opportunity that would qualify as a Good Reason termination event.

“Transition Date” means, with respect to a Participant, the applicable transition date set forth in Exhibit A hereto.

3. Eligibility.

(a) Eligible Employees. Eligibility to participate in the Plan shall be limited to individuals serving in positions in level E1 or higher in the Company’s Talent Framework and Title Convention (as the same shall be reviewed annually by the Compensation Committee). Notwithstanding the immediately preceding sentence to the contrary, an Eligible Employee shall not become a Participant if the Company’s Chief Executive Officer designates such individual as ineligible for the Plan in writing within 30 calendar days after the Effective Date.

(b) Duration of Participation. An Eligible Employee shall cease to be a Participant in this Plan, if (i) the Participant ceases to be employed by the Company or an Affiliate for any reason other than a Qualified Termination, or (ii) his or her status as a Participant ceases due to the Company providing such Participant with a notice in accordance with Section 16 of this Plan notifying the Participant that he or she will no longer be eligible to participate in the Plan; provided, however that the Participant shall continue to participate in the Plan until 180 calendar days after receipt of such notice of termination of his or her participation in the Plan. Notwithstanding anything herein to the contrary, a Participant who is entitled as a result of a Qualified Termination to receive amounts and benefits under this Plan shall remain a Participant in this Plan until the amounts and benefits payable under this Plan have been paid or provided to the Participant in full. Any severance payments or benefits to be provided to a Participant under this Plan are subject to all of the terms and conditions of the Plan, including Section 8(b).

(c) Employment Rights. Participation in the Plan does not alter the status of a Participant as an at-will employee, and nothing in the Plan will reduce or eliminate the right of the Company and its Affiliates to terminate a Participant’s employment at any time for any reason or the right of a Participant to resign at any time for any reason.

4. Severance Benefits. Subject to compliance with Section 5 hereof, and further subject to compliance with Section 7 hereof and any restrictive covenants that may be applicable pursuant to the Participant’s Employment Agreement, in the event that a Participant incurs a Qualified Termination, the Participant (or his or her estate or legal representative, if applicable) shall be entitled to the compensation and benefits set forth in this Section 4:

(a) Accrued Benefits: The sum of: (i) the portion of the Participant’s Base Salary earned through the Date of Termination, to the extent not theretofore paid; (ii) the amount of any annual incentive compensation or annual commission under the annual incentive plan or commission plan applicable to the Participant that has been earned by the Participant for a completed fiscal year preceding the Date of Termination, but has not yet been paid to the Participant; and (iii) any accrued paid vacation, sabbatical, holiday and other paid-time off to the extent not theretofore paid (collectively, the “Accrued Benefits”). The Accrued Benefits shall be paid in a single lump sum within 30 calendar days after the Participant’s Date of Termination, or as otherwise may be provided in a valid deferral election made pursuant to the terms of the Company’s deferred compensation plan.

(b) Pro-Rated Annual Incentive. A Pro-Rated Annual Incentive, which, subject to Section 5 hereof, shall be paid in a single lump sum at the same time that payments are made to other participants in the annual incentive plan for that fiscal year (pursuant to the terms of the applicable plan but in no event later than March 15 of the fiscal year immediately following the fiscal year during which the Date of Termination occurs), or as otherwise may be provided in a valid deferral election made pursuant to the terms of the Company’s deferred compensation plan, and shall be in lieu of any annual incentive that the Participant would have otherwise been entitled to receive under the terms of the annual incentive plan covering the Participant for the fiscal year during which the Date of Termination occurs.

(c) Severance Payment. As additional severance (and not in lieu of any annual incentive for the fiscal year in which the Date of Termination occurs), and subject to Section 5 hereof, a severance payment equal to the sum of (i) the Participant’s Base Salary multiplied by the Participant’s Severance Multiple, (ii) if the Participant is eligible to participate in a commission-based plan or arrangement sponsored by the Company or its Affiliates immediately prior to the Date of Termination, 100% of the Participant’s Target Annual Commission, multiplied by the Participant’s Severance Multiple, and (iii) if the Participant is not eligible to participate in a commission-based plan or arrangement sponsored by the Company or its Affiliates immediately prior to the Date of Termination, the Participant’s Target Annual Incentive multiplied by the Participant’s Severance Multiple. The severance payment determined in accordance with this Section 4(c) shall be paid in a single lump sum within 20 calendar days after the Release Deadline.

(d) Health Care Coverage. Subject to Section 5 hereof, as long as the Participant (or his or her estate or legal representative) pays the required full monthly premiums for coverage, the Company shall provide the Participant and, as applicable, the Participant’s eligible dependents with continued medical, vision and dental coverage, on the same basis as provided to Company’s active executives and their dependents for a number of years equal to the Severance Multiple (or, if earlier, until the Participant first becomes eligible for any such coverage under a plan maintained by another employer or his or her spouse’s employer) (the “Benefit Continuation Period”). In addition, subject to Section 5 hereof, within 20 calendar days after the Release Deadline, the Company shall pay to the Participant a lump sum cash payment equal to the product of (i) the monthly medical, vision and dental premiums based on the level of coverage in effect for the Participant (e.g., employee only or family coverage) on the Date of Termination, (ii) the Participant’s Severance Multiple, and (iii) 12 months; provided, however, that to the extent necessary to avoid a violation of Section 409A, any cash payment attributable to medical and dental insurance premiums for periods more than 18 months after a Participant’s Date of Termination, shall be paid in monthly installments at the same time that such premiums are due and payable. The Benefit Continuation Period shall run concurrently with (and shall count against) the Company’s obligation to provide continuation coverage pursuant to the Consolidated Omnibus Budget Reconciliation Act.

(e) Life Insurance. Subject to Section 5 hereof, the Company shall take all steps reasonably necessary to continue the life insurance coverage applicable to the Participant on the Date of Termination (and if the policy cannot be continued in its then-current form, the Company shall exercise any required conversion features to continue the policy), at no cost to the Participant, for a number of years following the Date of Termination equal to the Participant’s Severance Multiple. The amount of such coverage will be reduced by the amount of life insurance coverage furnished to the Participant at no cost by a third party employer.

(f) Financial Planning. Subject to Section 5 hereof, an amount equal to the Participant’s Financial Planning Stipend, which is intended to cover the approximate cost of financial planning services for the Participant for a period of one year after the Date of Termination. The Financial Planning Stipend shall be paid in a single lump sum within 20 calendar days after the Release Deadline.

(g) Outplacement. Subject to Section 5 hereof, the Company shall, at its sole expense as incurred, provide the Participant with outplacement services from a recognized outplacement service provider through the Transition Date, the scope of such services to be determined by the Company.

5. Release. Any compensation and benefits to be provided under Sections 4(b), 4(c), 4(d), 4(e), 4(f) and 4(g) hereof shall be provided only if the Participant (or, in the case of the Participant’s death or Disability, the Participant’s legal representative, if applicable) timely executes and does not timely revoke a Release. The Release must be signed by the Participant or his or her legal representative, if applicable, and become effective and irrevocable in accordance with its terms (taking into account any applicable revocation period set forth therein), no later than the Release Deadline. If the Participant or his or her legal representative, if applicable, fails to execute and furnish the Release, or if the Release furnished by the Participant or his or her legal representative, if applicable, has not become effective and irrevocable in accordance with its terms (taking into account any applicable revocation period set forth therein) by the Release Deadline, or if the Participant materially breaches any provision of the Release, then the Participant will not be entitled to any payment or benefit under the Plan other than the Accrued Benefits.

6. No Mitigation. In no event shall the Participant be obligated to seek other employment or take any other action by way of mitigation of the amounts payable to the Participant under any of the provisions of this Plan and, except as otherwise specifically provided in Section 4(d) and Section 4(e) of this Plan, such amounts shall not be reduced whether or not the Participant obtains other employment, unless such employment is with the Company or any of its Affiliates

7. Restrictive Covenants.

(a) Confidentiality. As a condition of participation in this Plan, each Participant agrees that, during his or her employment with the Company or any of its Affiliates or at any time thereafter, (i) the Participant shall not use for any purpose other than the duly authorized business of the Company, or disclose to any third party, any information relating to the Company or any of its Affiliates which is proprietary to the Company or any of its Affiliates (“Confidential Information”), including any trade secret or any written (including in any electronic form) or oral communication incorporating Confidential Information in any way (except as may be required by law or in the performance of the Participant’s duties for the Company or any of its Affiliates consistent with the Company’s policies); and (ii) the Participant will comply with any and all confidentiality obligations of the Company to a third party, whether arising under a written agreement or otherwise. Information shall not be deemed Confidential Information which (x) is or becomes generally available to the public other than as a result of a disclosure by the Participant or at his or her direction or by any other person who directly or indirectly receives such information from the Participant; or (y) is or becomes available to the Participant on a non-confidential basis from a source which is entitled to disclose it to the Participant. A Participant’s obligations under this Section 7(a) are in addition to, and not in limitation of or preemption of, any other obligations of confidentiality which the Participant may have to the Company or its Affiliates under general legal or equitable principles, and federal, state or local law.

(b) Non-Competition; Non-Solicitation. As a condition of participation in this Plan, each Participant agrees that, during the Restriction Period, the Participant shall not directly or indirectly engage in or participate as an owner, partner, stockholder, officer, employee, director, agent of or consultant for any business competitive with any business of the Company or any of its Affiliates, or for any customer of the Company or any of its Affiliates, without the prior written consent of the Company; provided, however, that this provision shall not prevent a Participant from investing as a less-than-one-percent (1%) stockholder in the securities of any company listed on a national securities exchange or quoted on an automated quotation system. Notwithstanding the foregoing, a Group I Participant’s obligations under the first sentence of this Section 7(b) (but not under any other provision of this Plan) shall cease if the Group I Participant terminates his or her employment for Good Reason or the Company terminates the Group I Participant’s employment without Cause and the Group I Participant notifies the Company in writing, prior to the Company’s payment of any severance benefits pursuant to this Plan, that the Group I Participant has elected to waive his or her right to receive any severance benefits pursuant to this Plan. Each Participant also agrees that, during the Restriction Period, he or she shall not, directly or indirectly: (i) employ or solicit the employment of any person who is then or has been within six (6) months prior thereto, an employee, independent contractor or consultant of the Company or any of its Affiliates; or (ii) interfere with, disturb or interrupt the relationships (whether or not such relationships have been reduced to formal contracts) of the Company or any of its Affiliates with any talent, production companies, vendors, advertisers (including, without limitation their agencies or representatives), sponsors, distributors, customers, suppliers, agents, consultants or independent contractors.

(c) Non-Disparagement. As a condition of participation in this Plan, each Participant agrees that, during his or her employment with the Company or any of its Affiliates or at any time thereafter, the Participant shall not make, nor cause any one else to make or cause on the Participant’s behalf, any public disparaging or derogatory statements or comments regarding the Company or its Affiliates, or their respective officers or directors.

(d) Adequate Consideration. As a condition of participation in this Plan, each Participant agrees and acknowledges that the promises and obligations made by the Company in this Plan (specifically including, but not limited to, the payments and benefits provided for under Section 4 hereof) constitute sufficient consideration for the covenants contained in this Section 7. Each Participant further acknowledges that it is not the Company’s intention to interfere in any way with his or her employment opportunities, except in such situations where the same conflict with the legitimate business interests of the Company or any of its Affiliates. Each Participant agrees that he or she will notify the Company in writing if he or she has, or reasonably should have, any questions regarding the applicability of this Section 7.

(e) Revision. As a condition of participation in this Plan, each Participant agrees that if, at the time of enforcement of this Section 7, a court holds that the restrictions stated herein are unreasonable under circumstances then existing, the maximum period, scope or geographical area reasonable under such circumstances shall be substituted for the stated period, scope or geographical area and that the court shall be allowed to revise the restrictions contained herein to cover the maximum period, scope and geographical area permitted by law.

(f) Enforcement. As a condition of participation in this Plan, each Participant agrees that any breach or threatened breach of this Section 7 by such Participant will cause injury to the Company and its Affiliates for which money damages alone will not provide an adequate remedy and that if the Participant commits or threatens to commit any such breach, the Company or any of its Affiliates shall have the right to have the provisions of this Section 7 specifically enforced by any court having jurisdiction (without posting a bond or other security). Each Participant also agrees that he or she will not assert in any such enforcement action that the Company or any of its Affiliates have an adequate remedy in damages; and that such rights and remedies will be in addition to and not in lieu of any other rights or remedies available to the Company or any of its Affiliates at law or in equity. If a Participant violates any of the covenants in this Section 7, the Participant agrees to an extension of such covenant on the same terms and conditions for an additional period of time equal to the time that elapses from the commencement of such violation to the later of (i) the termination of such violation or (ii) the final resolution of any litigation stemming from such violation. The Company’s payment obligations and the Participant’s right, if any, to severance benefits under Sections 4(b), 4(c), 4(d), 4(e), 4(f) and 4(g) hereof shall cease in the event of a material breach by the Participant of any provision of this Section 7. Any such cessation of payment shall not reduce any monetary damages that may be available to the Company as a result of such breach.

8. Effect on Other Plans, Agreements and Benefits.

(a) Relation to Other Benefits. Unless otherwise provided herein, nothing in this Plan shall prevent or limit a Participant’s continuing or future participation in any plan, program, policy or practice provided by the Company or its Affiliates for which the Participant may qualify, nor, except as explicitly set forth in this Plan, shall anything herein limit or otherwise affect such rights as a Participant may have under any other contract or agreement with the Company or any of its Affiliates. Without limiting the generality of the foregoing, the Participant’s resignation under this Plan with or without Good Reason shall in no way affect the Participant’s ability to terminate employment by reason of the Participant’s “retirement” under, or to be eligible to receive benefits under, any compensation and benefits plans, programs or arrangements of the Company or its Affiliates, including, without limitation, any retirement or pension plans or arrangements or substitute plans adopted by the Company, its Affiliates or their respective successors, and any termination which otherwise qualifies as Good Reason shall be treated as such even if it is also a “retirement” for purposes of any such plan. Any economic or other benefit to a Participant under this Plan, other than the Accrued Benefits, will not be taken into account in determining any benefits to which the Participant may be entitled under any profit-sharing, retirement or other benefit or compensation plan maintained by the Company and its Affiliates, unless provided otherwise in any such plan.

(b) Non-Duplication. Notwithstanding the foregoing provisions of Section 8(a), and except as specifically provided below, any severance payments or benefits received by a Participant pursuant to this Plan shall be in lieu of any general severance policy or other severance plan maintained by the Company or its Affiliates (other than a stock option, restricted stock, share or unit, performance share or unit, supplemental retirement, deferred compensation or similar plan or agreement which may contain provisions operative on a termination of the Participant’s employment or may incidentally refer to accelerated vesting or accelerated payment upon a termination of employment); provided, however, that if a Participant incurs a Qualified Termination in circumstances under which the Participant becomes entitled to severance payments or benefits pursuant to the Change in Control Plan, then the Participant shall not be entitled to any severance payments or benefits under the Plan as a result of such Qualified Termination and, in lieu of, and not in duplication of, any severance payments or benefits the Participant would otherwise to be entitled to receive under the Plan, the Participant shall receive the severance payments or benefits to which the Participant is entitled under the Change in Control Plan, payable or provided under the terms, and subject to the conditions, of the Change in Control Plan. Further, notwithstanding the foregoing provisions of Section 8(a), if a Participant incurs a Qualified Termination in circumstances under which the Participant would become entitled to severance payments or benefits both pursuant to this Plan and pursuant to such Participant’s Employment Agreement, then the Participant shall receive severance payments or benefits only under either the Plan or the Participant’s Employment Agreement, whichever of those two arrangements would provide the Participant with the greater aggregate severance payments and benefits, payable or provided under the terms, and subject to the conditions, of either the Plan or the Participant’s Employment Agreement, as applicable. Any severance payments or benefits received by a Participant under the Plan pursuant to the immediately preceding sentence shall be in lieu of, and not in duplication of, any severance payments or benefits the Participant would otherwise be entitled to receive under the Participant’s Employment Agreement; and any severance payments or benefits received by a Participant under the Participant’s Employment Agreement pursuant to the immediately preceding sentence shall be in lieu of, and not in duplication of, any severance payments or benefits the Participant would otherwise be entitled to receive under the Plan.

9. Certain Tax Matters.

(a) Notwithstanding any provision of this Plan to the contrary, in the event that it shall be determined by the Accounting Firm that any Payment to a Participant would be subject to the Excise Tax, the Accounting Firm shall determine whether to reduce the aggregate amount of the Payments payable to such Participant under this Plan (the “Plan Payments”) to the Reduced Amount. The Plan Payments shall be reduced to the Reduced Amount only if the Accounting Firm determines that the Participant would have a greater Net After-Tax Benefit if the Participant’s Plan Payments were reduced to the Reduced Amount. If instead the Accounting Firm determines that the Participant would have a greater Net After-Tax Benefit if the Participant’s Plan Payments were not reduced to the Reduced Amount, the Participant shall receive all Plan Payments to which the Participant is entitled under this Plan. For purposes of clarity, this Section 9 shall not apply to any Payments to a Participant pursuant to the Change in Control Plan, which Payments shall be made under the terms, and subject to the conditions, of the Change in Control Plan.

(b) If the Accounting Firm determines that the aggregate Plan Payments otherwise payable to a Participant should be reduced to the Reduced Amount pursuant to this Section 9, the Company shall promptly give the Participant notice to that effect and a copy of the detailed calculation thereof. All determinations made by the Accounting Firm under this Section 9 shall be binding upon the Company and the Participant and shall be made within fifteen (15) days after the Participant’s Date of Termination. The reduction of the Plan Payments to the Reduced Amount, if applicable, shall be made by first reducing, on a pro-rata basis, the cash payments under Sections 4(a), (b), (c) and (f), then reducing and cash payments and benefits under Section 4(d), and then reducing, on a pro-rata basis, any benefits under Section 4(e) and (g). All fees and expenses of the Accounting Firm shall be borne solely by the Company.

(c) Definitions. The following terms shall have the following meanings for purposes of this Section 9.

(i) “Accounting Firm” shall mean the Company’s then current independent outside auditors, or such other nationally recognized certified public accounting firm as may be designated by the Committee.

(ii) “Excise Tax” shall mean the excise tax imposed by Section 4999 of the Code, together with any interest or penalties imposed with respect to such excise tax.

(iii) “Net After-Tax Benefit” shall mean the aggregate Value of all Payments to a Participant, net of all taxes imposed on the Participant with respect thereto under Sections 1 and 4999 of the Code and under applicable state and local laws, as determined by the Accounting Firm.

(iv) “Payment” shall mean any payment, benefit or distribution in the nature of compensation (within the meaning of Section 280G(b)(2) of the Code) to or for the benefit of the Participant, whether paid or payable pursuant to this Plan or otherwise.

(v) “Reduced Amount” shall mean the greatest amount of Plan Payments that can be paid that would not result in the imposition of the Excise Tax upon a Participant if the Accounting Firm determines to reduce Plan Payments pursuant to this Section 9.

(vi) “Value” of a Payment shall mean the economic present value of a Payment, as determined by the Accounting Firm for purposes of Section 280G of the Code.

10. Administration. The Committee shall have complete discretion to interpret where necessary all provisions of the Plan (including, without limitation, by supplying omissions from, correcting deficiencies in, or resolving inconsistencies or ambiguities in, the language of the Plan), to make factual findings with respect to any issue arising under the Plan, to determine the rights and status under the Plan of Participants or other persons, to resolve questions (including factual questions) or disputes arising under the Plan and to make any determinations with respect to the benefits payable under the Plan and the persons entitled thereto as may be necessary for the purposes of the Plan. Without limiting the generality of the foregoing, the Committee is hereby granted the authority (i) to determine whether a particular employee is a Participant, and (ii) to determine if a person is entitled to benefits hereunder and, if so, the amount and duration of such benefits. The Committee may delegate, subject to such terms as the Committee shall determine, any of its authority hereunder to such person or persons from time to time as it may designate. In the event of such delegation, all references to the Committee in this Plan shall be deemed references to such delegates as it relates to those aspects of the Plan that have been delegated. The Committee’s determination of the rights of any person hereunder shall be final and binding on all persons.

11. Claims for Benefits.

(a) Filing a Claim. Any Participant or beneficiary who wishes to file a claim for benefits under the Plan shall file his or her claim in writing with the Committee.

(b) Review of a Claim. The Committee shall, within 90 calendar days after receipt of such written claim (unless special circumstances require an extension of time, but in no event more than 180 calendar days after such receipt), send a written notification to the Participant or beneficiary as to its disposition. If the claim is wholly or partially denied, such written notification shall (i) state the specific reason or reasons for the denial, (ii) make specific reference to pertinent Plan provisions on which the denial is based, (iii) provide a description of any additional material or information necessary for the Participant or beneficiary to perfect the claim and an explanation of why such material or information is necessary, and (iv) set forth the procedure by which the Participant of beneficiary may appeal the denial of his or her claim, including, without limitation, a statement of the claimant’s right to bring an action under Section 502(a) of ERISA following an adverse determination on appeal.

(c) Appeal of a Denied Claim. If a Participant or beneficiary wishes to appeal the denial of his or her claim, he or she must request a review of such denial by making application in writing to the Committee within 60 calendar days after receipt of such denial. Such Participant or beneficiary (or his or her duly authorized legal representative) may, upon written request to the Committee, review any documents pertinent to his or her claim, and submit in writing, issues and comments in support of his or her position. A Participant or beneficiary who fails to file an appeal within the 60-day period set forth in this Section 11(c) shall be prohibited from doing so at a later date or from bringing an action under ERISA.

(d) Review of a Claim on Appeal. Within 60 calendar days after receipt of a written appeal (unless the Committee determines that special circumstances, such as the need to hold a hearing, require an extension of time, but in no event more than 120 calendar days after such receipt), the Committee shall notify the Participant or beneficiary of the final decision. The final decision shall be in writing and shall include (i) specific reasons for the decision, written in a manner calculated to be understood by the claimant, (ii) specific references to the pertinent Plan provisions on which the decision is based, (iii) a statement that the claimant is entitled to receive, upon request and free of charge, reasonable access to, and copies of, all documents relevant to the claim for benefits, and (iv) a statement describing the claimant’s right to bring an action under Section 502(a) of ERISA.

12. Participants Deemed to Accept Plan. By accepting any payment or benefit under the Plan, each Participant and each person claiming under or through any such Participant shall be conclusively deemed to have indicated his acceptance and ratification of, and consent to, all of the terms and conditions of the Plan and any action taken under the Plan by the Committee, the Compensation Committee, the Company or its Affiliates, in any case in accordance with the terms and conditions of the Plan.

13. Successors.

(a) Company Successors. This Plan shall bind any successor of the Company, its assets or its businesses (whether direct or indirect, by purchase, merger, consolidation or otherwise), in the same manner and to the same extent that the Company would be obligated under this Plan if no succession had taken place. In the case of any transaction in which a successor would not by the foregoing provision or by operation of law be bound by this Plan, the Company shall require such successor expressly and unconditionally to assume and agree to perform the Company’s obligations under this Plan, in the same manner and to the same extent that the Company would be required to perform if no such succession had taken place. The term “Company,” as used in this Plan, shall mean the Company as heretofore defined and any successor or assignee to the business or assets which by reason hereof becomes bound by this Plan.

(b) Participant Successors. This Plan shall inure to the benefit of and be enforceable by the Participant’s personal or legal representatives, executors, administrators, successors, heirs, distributees and/or legatees. The rights under this Plan are personal in nature and neither the Company nor any Participant shall, without the consent of the other, assign, transfer or delegate any rights or obligations hereunder except as expressly provided in this Section 13. Without limiting the generality of the foregoing, the Participant’s right to receive any benefits hereunder shall not be assignable, transferable or delegable, whether by pledge, creation of a security interest or otherwise, other than by a transfer by his or her will or by the laws of descent and distribution and, in the event of any attempted assignment or transfer contrary to this

Section 13(b), the Company shall have no liability or obligation to pay any amount so attempted to be assigned, transferred or delegated.

14. Unfunded Plan Status. All payments pursuant to the Plan shall be made from the general funds of the Company and no special or separate fund shall be established or other segregation of assets made to assure payment. No Participant or other person shall have under any circumstances any interest in any particular property or assets of the Company as a result of participating in the Plan.

15. Withholding. The Company shall have the right to deduct and withhold from any amounts payable under the Plan such Federal, state, local, foreign or other taxes as are required to be withheld pursuant to any applicable law or regulation.

16. Notice. For the purpose of this Plan, notices and all other communications provided for in this Plan shall be in writing and shall be deemed to have been duly given when actually delivered or mailed by United States registered mail, return receipt requested, postage prepaid, addressed to the Chief Legal Officer at the Company’s corporate headquarters address, and to the Participant (at the last address of the Participant on the Company’s books and records).

17. Amendments; Termination. The Company reserves the right to amend, modify, suspend or terminate the Plan, in whole or in part, at any time, by action of a majority of the Compensation Committee; provided that no such amendment, modification, suspension or termination shall impair the rights of a Participant who has incurred a Qualified Termination unless such amendment, modification, suspension or termination is agreed to in a writing signed by the Participant and the Company. Notwithstanding the foregoing, the Company must provide all Participants with notice of its intention to terminate this Plan or amend this Plan in a manner that is materially adverse to all or any Participants, in each case in accordance with Section 16 of the Plan, 180 calendar days prior to such termination or material amendment. During the 180-day notice period, the Participants shall continue to participate in the Plan, without giving effect to any materially adverse amendment.

18. Governing Law. Except to the extent preempted by Federal law, the provisions of the Plan shall be governed and construed in accordance with the laws of the State of Tennessee.

19. Validity and Severability. The invalidity or unenforceability of any provision of the Plan shall not affect the validity or enforceability of any other provision of the Plan, which shall remain in full force and effect, and any prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

20. Headings; Interpretation. Headings in this Plan are inserted for convenience of reference only and are not to be considered in the construction of the provisions hereof. Unless the context clearly requires otherwise, the masculine pronoun wherever used herein shall be construed to include the feminine pronoun.

21. Section 409A.

(a) It is intended that the payments and benefits provided under Section 4 of this Plan shall be exempt from, or comply with, the requirements of Section 409A. This Plan shall be construed, administered and governed in a manner that effects such intent, and the Company shall not take any action that would be inconsistent with such intent. Specifically, any taxable benefits or payments provided under this Plan are intended to be separate payments that qualify for the “short-term deferral” exception to Section 409A to the maximum extent possible, and to the extent they do not so qualify, are intended to qualify for the separation pay exceptions to Section 409A, to the maximum extent possible. To the extent that none of these exceptions (or any other available exception) applies, then notwithstanding anything contained herein to the contrary, and to the extent required to comply with Section 409A, if a Participant is a “specified employee,” as determined under the Company’s policy for identifying specified employees on his or her Date of Termination, then all amounts due under this Plan that constitute a “deferral of compensation” within the meaning of Section 409A, that are provided as a result of a “separation from service” within the meaning of Section 409A, and that would otherwise be paid or provided during the first six months following the Participant’s separation from service, shall be accumulated through and paid or provided (together with interest at the applicable federal rate under Section 7872(f)(2)(A) of the Code in effect on the Date of Termination) on the first business day that is more than six months after the date of the Participant’s separation from service (or, if the Participant dies during such six-month period, within 90 calendar days after the Participant’s death).

(b) A termination of employment shall not be deemed to have occurred for purposes of any provision of this Plan providing for the payment of any amounts or benefits subject to Section 409A upon or following a termination of employment unless such termination is also a “separation from service” within the meaning of Section 409A and the Participant is no longer providing services (at a level that would preclude the occurrence of a “separation from service” within the meaning of Section 409A) to the Company or its Affiliates as an employee or consultant, and for purposes of any such provision of this Plan, references to a “termination,” “termination of employment” or like terms shall mean “separation from service” within the meaning of Section 409A.

(c) With regard to any provision herein that provides for reimbursement of costs and expenses or in-kind benefits, except as permitted by Section 409A: (i) the right to reimbursement or in-kind benefits shall not be subject to liquidation or exchange for another benefit; (ii) the amount of expenses eligible for reimbursement, or in-kind benefits, provided during any taxable year shall not affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other taxable year; and (iii) such payments shall be made on or before the last day of the Participant’s taxable year following the taxable year in which the expense occurred, or such earlier date as required hereunder.

(d) The payments and benefits provided under this Plan may not be deferred, accelerated, extended, paid out or modified in a manner that would result in the imposition of an additional tax under Section 409A upon Participants. Although the Company will use its best efforts to avoid the imposition of taxation, interest and penalties under Section 409A, the tax treatment of the benefits provided under this Plan is not warranted or guaranteed. Neither the Company, its Affiliates nor their respective directors, officers, employees or advisers shall be held liable for any taxes, interest, penalties or other monetary amounts owed by a Participant (or any other individual claiming a benefit through the Participant) as a result of this Plan.

(e) Whenever a payment under this Plan specifies a payment period with reference to a number of days (e.g., “payment shall be made within 20 calendar days”), the actual date of payment within the specified period shall be within the sole discretion of the Company. For purposes of Section 409A, the Participant’s right to receive any “installment” payments pursuant to this Plan shall be treated as a right to receive a series of separate and distinct payments.

[END OF DOCUMENT]

EXHIBIT A

CERTAIN DEFINED TERMS UNDER THE

SCRIPPS NETWORKS INTERACTIVE, INC.

EXECUTIVE SEVERANCE PLAN

Participant’s Talent Framework Level	Severance Multiple	Benefit Continuation Period	Financial Planning Stipend	Transition Date
E6	2.0	24 months	$15,000	12 months after Date of Termination
E5	2.0	24 months	$15,000	12 months after Date of Termination
E4	1.5	18 months	$10,000	12 months after Date of Termination
E3	1.5	18 months	$8,500	12 months after Date of Termination
E2	1.5	18 months	$8,500	12 months after Date of Termination
E1	1.0	12 months	$8,500	6 months after Date of Termination

EXHIBIT B

RELEASE AGREEMENT

This Release Agreement (the “Agreement”) is entered by and between                      (the “Executive”) and Scripps Networks Interactive, Inc. (the “Company”).

1. Recitals.

a.	Executive has been advised of the termination of his/her employment with the Company and is eligible to participate in the Scripps Networks Interactive, Inc. General Severance Plan (the “Plan”);

b.	Section 5 of the Plan specifically provides that Executive is required to sign and not revoke this Agreement to receive the payment of certain severance benefits under the Plan following termination of employment;

c.	The Company hereby advises and Executive acknowledges that he or she has been advised in writing of the right to consult with a lawyer before signing this Agreement; and,

d.	The Company and Executive desire to enter into this Agreement to give effect to the foregoing, and to agree on and/or reaffirm certain rights, obligations and understandings that shall survive the Executive’s termination of employment.

e.	The Plan shall be incorporated herein for reference, but only to the extent specifically called for hereunder. The capitalized terms contained in this Agreement shall, to the extent they are the same as those used in the Plan, carry the same meaning as in the Plan.

2. Severance and Other Benefits. In consideration for Executive executing and not revoking or materially violating this Agreement and for his/her compliance with its terms and those certain Covenants that shall survive the Executive’s termination of employment specified in paragraph 5 below, the Company shall provide the payments and benefits described in Section 4 of the Plan as summarized below (the “Severance Benefits”) at the times set forth in the Plan, which Executive acknowledges to be greater than those available absent execution and non-revocation of this Agreement.

3. General Release and Waiver of Claims. In exchange for and in consideration of the Severance Benefits, Executive, on behalf of himself/herself and his/her successors, assigns, heirs, executors, and administrators, hereby releases and forever discharges the Company and its parents, affiliates, associated entities, representatives, successors and assigns, and their officers, directors, shareholders, agents and employees from all liability, claims and demands, actions and causes of action, damages, costs, payments and expenses of every kind, nature or description

arising out of his/her employment relationship with the Company, the ending of his/her employment on                     , 2011, or those arising out of the Plan. These claims, demands, actions or causes of action include, but are not limited to, actions sounding in contract, tort, discrimination of any kind, and causes of action or claims arising under federal, state, or local laws, including, but not limited to, claims under federal, state or local laws, including claims for attorneys’ fees. Executive further agrees that Executive will neither seek nor accept any further benefit or consideration from any source whatsoever in respect to any claims which Executive has asserted or could have asserted against the Company. Executive represents to his/her knowledge neither Executive nor any person or entity acting on Executive’s behalf or with Executive’s authority has asserted with any federal, state, or local judicial or administrative body any claim of any kind based on or arising out of any aspect of Executive’s employment with the Company or the ending of that employment. If Executive, or any person or entity representing Executive, or any federal, state, or local agency, asserts any such claim, this Agreement will act as a total and complete bar to recovery of any judgment, award, damages, or remedy of any kind. This Agreement does not waive any rights or claims that may arise after the date the waiver is executed.

4. No Admission of Liability. It is understood and agreed that this Agreement is a compromise of any alleged claims and that the making of this offer, the entering into of this Agreement, and the benefits paid to Executive are not to be construed as an admission of liability on the part of the Company, and that all liability is expressly denied by the Company.

5. Post-Employment Covenants. Executive and the Company hereby acknowledge and affirm, to the extent applicable, their respective continuing obligations with respect to those certain covenants contained in Section 7 of the Plan, as well as the obligations set forth in paragraph [    ] of the Executive’s employment agreement with the Company (or an affiliate thereof).

6. Return of Property. Executive represents that he or she has returned any and all property, including duplicates or copies thereof, belonging to the Company, including, but not limited to: computers, laptop computers, blackberry, or other, mobile devices, iPad or other tablet device, keys, security cards, documents, equipment, supplies, customer lists, customer information, Company issued VISA card and confidential information.

7. Business Expense Reports and Reconciliation of Company Charge Card Expenses. Executive agrees that the Severance Benefits shall not be paid until Executive submits all required business expense reports, if any, and pays for any and all non-business charges on the Company’s charge card or otherwise for which he/she is personally responsible, within thirty (30) calendar days following termination of employment with the Company.

8. Severability/Waivers. Executive agrees that if any provision of this Agreement shall be held invalid or unenforceable, that such provision shall be modified to the extent necessary to comply with the law, or if necessary stricken, but the parties agree that the remainder of this Agreement shall nevertheless remain in full force and effect. No waiver of any term or condition of this Agreement or any part thereof shall be deemed a waiver of any other terms or conditions of this Agreement or of any later breach of this Agreement.

9. Confidentiality. The terms of this Agreement shall remain confidential, and neither Executive nor the Company will publish or publicize the terms of this Agreement in any manner, unless specifically required to do so by valid law or regulatory requirement, which, in such case, the disclosing party shall provide the other party reasonable advance notice. Executive shall not discuss or reveal the terms of this Agreement to any persons other than his/her immediate family, personal attorney, and financial advisors.

10. Binding Agreement. The rights and obligations of the Company under this Agreement shall inure to the benefit of, and shall be binding on, the Company and its successors and assigns, and the rights and obligations (other than obligations to perform services) of Executive under this Agreement shall inure to the benefit of, and shall be binding upon, Executive and his/her heirs, personal representatives and successors and assigns. Except to the extent specifically provided for in paragraphs 1, 2 and 5 above, upon its execution, this Agreement shall supersede and render null and void any and all previous agreements, arrangements, or understandings between Executive and the Company pertaining to Executive’s employment with the Company, including, but not limited to the Plan.

11. Notices. All notices under this Agreement must be given in writing, by personal delivery facsimile or by mail, if to Executive, to the address shown on this Agreement (or any other address designated in writing by Executive), with a copy to any other person Executive designates in writing, and, if to the Company, to the address shown on this Agreement (or any other address designated in writing by the Company), with a copy, to the attention of the Company’s Chief Legal Officer. Any notice given by mail shall be deemed to have been given three days following such mailing.

12. Governing Law. This Agreement shall be governed by and construed exclusively in accordance with the laws of the State of Tennessee. The parties agree that any conflict of law rule that might require reference to the laws of some jurisdiction other than Tennessee shall be disregarded. Each party hereby agrees for itself and its properties that the courts sitting in Knox County shall have sole and exclusive jurisdiction and venue over any matter arising out of or relating to this Agreement, or from the relationship of the parties, or from the Executive’s employment with the Company, or from the termination of the Executive’s employment with the Company, whether arising from contract, tort, statute, or otherwise, and hereby submits itself and its property to the venue and jurisdiction of such courts.

13. Revocation Period. Executive agrees that Executive has read this Agreement and is hereby advised and fully understands his/her right to discuss all aspects of this Agreement with Executive’s attorney prior to signing this Agreement. Executive has carefully read and fully understands all of the provisions of this Agreement. Executive acknowledges that he/she has been given twenty-one (21) calendar days to discuss, review, and consider all of the terms, conditions, and covenants of this Agreement. Executive understands that this Agreement does not become effective or enforceable until seven (7) calendar days after it has been executed by Executive. During the seven-day period following its execution, Executive may revoke this Agreement in its entirety by providing written revocation to the Company by notice to the Company pursuant to paragraph 11, in which case this Agreement shall be on no further legal force or effect.

14. Employment with the Company. Executive agrees that Executive has not received an offer of employment from the Company or any of its affiliates and that if Executive accepts an offer of employment from the Company or any of its affiliates within 30 days of the Date of Termination, any Severance Benefits not yet paid or provided to Executive will be forfeited and will not be paid or provided to Executive by the Company.

15. Cooling Off Period. Executive agrees to a six (6) month cooling off period to expire on                     , 2011, during which Executive may not work as an independent contractor, consultant or in a similar capacity for the Company or any of its affiliates.

16. Restriction on Returning to the Company. Executive understands and agrees that his/her employment relationship with the Company has ended, and that the Company and any other entity controlled by or related to the Company reserve the right to refuse to re-employ or rehire Executive in any capacity following his/her Date of Termination. Executive further agrees that this Agreement and the consideration provided herein will constitute sufficient grounds for the denial of his/her application and the refusal to employ him/her. Executive further understands that if he/she is re-employed or rehired by the Company or by any other entity controlled by or related to the Company, in any capacity following his/her Date of Termination, any Severance Benefits not yet paid or provided to Executive will be forfeited and will not be paid or provided to Executive by the Company.

IN WITNESS WHEREOF, the parties have executed this Agreement in duplicate on the date(s) specified below.

SAMPLE RELEASE ONLY

DO NOT SIGN

EXECUTIVE		SCRIPPS NETWORKS INTERACTIVE, INC.

Name:		By:
(please print)
Its:

Signature:		Date:

Date:

Witness’s Name:

Witness’s Signature:

Date:

22